Exhibit 8

December 20, 2007

Board of Directors

Century Bank

1640 Snow Road

Parma, Ohio 44134

RE:	Federal Income Tax Opinion Relating To The Conversion of Century Bank From A Federally-Chartered Mutual Savings Association To A Federally-Chartered Stock Savings Bank Under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, As Amended

Ladies and Gentlemen:

In accordance with your request set forth hereinbelow is the opinion of this firm relating to the federal income tax consequences of the conversion of Century Bank from a federal mutual to a federal stock institution pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”).

Capitalized terms used herein which are not expressly defined herein shall have the meaning ascribed to them in the Plan of Conversion as adopted on November 27, 2007 (the “Plan”).

The following assumptions have been made in connection with our opinions hereinbelow:

1. The Conversion is implemented in accordance with the terms of the Plan and all conditions precedent contained in the Plan shall be performed or waived prior to the consummation of the Conversion.

December 20, 2007

2. The Conversion is separate and distinct transaction from the Liberty Acquisition and the consummation of the Liberty Acquisition immediately following the Conversion is not a condition of the Conversion.

3. If the Liberty Acquisition is terminated, the Conversion will proceed on its same economic and other terms.

4. No amount of the Deposit Accounts of mutual Bank, as of the Eligibility Record Date or the Supplemental Eligibility Record Date, will be excluded from participating in the liquidation account of stock Bank. To the best of the knowledge of the management of mutual Bank there is not now, nor will there be at the time of the Conversion, any plan or intention, on the part of the depositors in mutual Bank to withdraw their deposits in stock Bank following the Conversion. Deposits withdrawn immediately prior to or immediately subsequent to the Conversion (other than maturing deposits) are considered in making these assumptions.

5. Holding Company and stock Bank each have no plan or intention to redeem or otherwise acquire any of the Holding Company Common Stock to be issued in the proposed transaction.

6. Immediately following the consummation of the Conversion and prior to consummation of the Liberty Acquisition, stock Bank will possess the same assets and liabilities as mutual Bank held immediately prior to the proposed transaction plus at least fifty percent (50%) of the net proceeds of the Conversion from the sale of its stock to Holding Company. The liabilities transferred to stock Bank were incurred by mutual Bank in the ordinary course of business.

7. No cash or property will be given to holders of Deposit Accounts in lieu of Subscription Rights or an interest in the liquidation account of stock Bank.

8. Following the Conversion, stock Bank will continue to engage in its business in substantially the same manner as mutual Bank engaged in business prior to the Conversion, and it has no plan or intention to sell or otherwise dispose of any of its assets, except in the ordinary course of business.

9. There is no plan or intention for stock Bank to be liquidated or merged into another corporation following the consummation of the Conversion.

10. The fair market value of each Deposit Account plus the interest in the liquidation account of stock Bank to be received by Eligible Account Holders and Supplemental Eligible Account Holders will, in each instance, be approximately equal to the fair market value of each Deposit Account of mutual Bank plus the interest in the residual equity of mutual Bank surrendered in exchange therefor.

December 20, 2007

11. The Deposit Accounts of Eligible Account Holders and Supplemental Eligible Account Holders will represent in excess of ninety-nine percent (99%) of the dollar value of Deposit Accounts of mutual Bank immediately prior to the Conversion.

12. Mutual Bank, stock Bank and Holding Company are each corporations within the meaning of Section 7701(a)(3) of the Code.

13. Holding Company has no plan or intention to sell or otherwise dispose of any of the stock of stock Bank received by it in the proposed transaction.

14. Both stock Bank and Holding Company have no plan or intention to issue additional shares of common stock following the proposed transaction, other than the Merger Shares and shares that may be issued to employees and/or directors pursuant to certain stock option and stock incentive plans or that may be issued to or pursuant to employee benefit plans.

15. Assets used to pay expenses of the Conversion and all distributions (except for regular, normal interest payments and other payments in the normal course of business made by mutual Bank immediately preceding the transaction) will in the aggregate constitute less than 1 % of the net assets of Bank and any such expenses and distributions will be paid from the proceeds of the sale of Holding Company Common Stock.

16. All distributions to Deposit Account holders in their capacity as such (except for regular, normal interest payments made by mutual Bank), will, in the aggregate, constitute less than 1% of the fair market value of the net assets mutual of Bank.

17. At the time of the Conversion, the fair market value of the assets of mutual Bank on a going concern basis (including intangibles) will equal or exceed the amount of its liabilities plus the amount of liabilities to which such assets are subject. Mutual Bank will have a positive regulatory net worth at the time of the Conversion.

18. Mutual Bank is not tinder the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code. The Conversion does not involve a receivership, foreclosure, or similar proceeding before a federal or state agency involving a financial institution to which Section 585 of the Code applies.

19. The Eligible Account Holders and Supplemental Eligible Account Holders of mutual Bank will pay expenses of the Conversion solely attributable to them, if any.

December 20, 2007

20. The liabilities of mutual Bank assumed by stock Bank plus the liabilities, if any, to which the transferred assets are subject were incurred by mutual Bank in the ordinary course of its business and are associated with the assets being transferred.

21. There will be no purchase price advantage for holders of Deposit Accounts who purchase Holding Company Common Stock.

22. None of Holding Company, mutual Bank or stock Bank is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code,

23. None of the compensation to be received by any Deposit Account holder-employees of mutual or stock Bank will be separate consideration for, or allocable to, any of their deposits in mutual or stock Bank. No interest in the liquidation account of stock Bank will be received by any Deposit Account holder-employees as separate consideration for, or will otherwise be allocable to, any employment agreement, and the compensation paid to each Deposit Account holder-employee, during the twelve-month period preceding or subsequent to the Conversion, will be for services actually rendered and will be commensurate with amounts paid to the third parties bargaining at arm’s-length for similar services. No shares of Holding Company Common Stock will be issued to or purchased by any Deposit Account holder-employee at a discount or as compensation in the Conversion.

24. No creditors of mutual Bank, or the depositors in their role as creditors, have taken any steps to enforce their claims against mutual Bank by instituting bankruptcy or other legal proceedings, in either a court or appropriate regulatory agency, that would eliminate the proprietary interests of the Members prior to the Conversion of mutual Bank including depositors as the equity holders of Bank.

25. The proposed transaction does not involve the payment to mutual Bank or stock Bank of financial assistance from federal agencies within the meaning of Notice 89-102, 1989-40 C.B. I.

26. On a per share basis, the purchase price of Holding Company Common Stock will be equal to the fair market value of such stock at the time of the completion of the Conversion without any value being attributable to the Liberty Acquisition,

27. All shares of Holding Company Common Stock sold in the Conversion will be sold for the same price on a per share basis.

December 20, 2007

28. Mutual Bank has received an opinion from Keller & Company, (the “Independent Appraiser’s Opinion”), which concludes that the Subscription Rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and other eligible subscribers do not have any value at the time of their distribution or exercise, and such opinion will be updated immediately prior to the Conversion.

29. The pro forma valuation of the aggregate fair market of the Holding Company Common Stock will be based solely on the independent standalone value of mutual Bank calculated as if the Liberty Acquisition did not exist or would not occur.

30. Mutual Bank will not have any net operating losses, capital loss carryovers or built-in losses at the time of the Conversion.

All of the foregoing assumptions shall also be true and correct at the time of the Conversion as if remade anew at such time.

OPINION

Based solely on the assumptions set forth hereinabove and our analysis and examination of applicable federal income tax laws, rulings, regulations, judicial precedents and the Appraiser’s Opinion, we are of the opinion that if the transaction is undertaken in accordance with the above assumptions:

1) The Conversion will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Neither mutual Bank nor stock Bank will recognize any gain or loss as a result of the transaction (Rev. Rul. 80-105, 1980-1 C.B. 78). Mutual Bank and stock Bank will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

(2) StockBank will recognize no gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for its shares. (Section 1032(a) of the Code).

(3) No gain or loss will be recognized by Holding Company upon the receipt of money for Holding Company Common Stock. (Section 1032(a) of the Code).

(4) The basis of mutual Bank’s assets in the hands of stock Bank will be the same as the basis of those assets in the hands of mutual Bank immediately prior to the transaction. (Section 362(b) of the Code).

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(5) Stock Bank’s holding period of the assets of mutual Bank will include the period during which such assets were held by mutual Bank prior to the Conversion. (Section 1223(2) of the Code).

(6) Stock Bank, for purposes of Section 381 of the Code, will be treated as if there had been no reorganization. The tax attributes of mutual Bank enumerated in Section 381(a) of the Code will be taken into account by stock Bank as if there had been no reorganization. Accordingly, the tax year of mutual Bank will not end on the effective date of the Conversion. The part of the tax year of mutual Bank before the Conversion will be includible in the tax year of stock Bank after the Conversion. Therefore, mutual Bank will not have to file a federal income tax return for the portion of the tax year prior to the Conversion. (Rev. Rul. 57-276, 1957-1 C.B. 126).

(7) No gain or loss will be recognized by holders of Deposit Accounts upon the constructive issuance to them of withdrawable Deposit Accounts in stock Bank in the same dollar amount and under the same terms as their Deposit Accounts in mutual Bank.

(8) No gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon their receipt of an interest in the liquidation account of stock Bank in exchange for their deemed ownership interests in mutual Bank (Section 354(a) of the Code).

(9) Depositors may realize gain upon the issuance to them of Subscription Rights. Any gain resulting therefrom will be recognized, but only in an amount not in excess of the fair market value of the Subscription Rights received. Since the Subscriptions Rights are acquired by recipients without cost, are non-transferable and of short duration, and afford the recipients a right only to purchase Holding Company Common Stock at a price equal to its fair market value without any purchase price advantage over purchasers in the Syndicated Community Offering or Public Offering, we do not believe the Subscription Rights have any taxable value at the time of distribution or exercise. Moreover, we are not aware of the Internal Revenue Service asserting or claiming in any previously completed similar conversion transaction involving a thrift institution that Subscription Rights have any market value at the time of distribution or at the time they are exercised. Based upon the foregoing, we conclude that it is more likely than not that: (a) no taxable income will be recognized by depositors, borrowers, directors, officers and employees of mutual Bank upon the distribution to them of Subscription Rights or upon the exercise or lapse of the Subscription Rights to acquire Holding Company Common Stock; and (b) no taxable income will be realized by mutual Bank, stock Bank or Holding Company on the issuance or distribution of Subscription Rights to depositors of mutual Bank to purchase shares of Holding Company Common Stock.

December 20, 2007

Notwithstanding the foregoing, if the Subscription Rights are subsequently found to have a fair market value, income may be recognized by various recipients of the Subscription Rights (in certain cases, whether or not the rights are exercised) and Holding Company and/or stock Bank may be taxable on the distribution of the Subscription Rights. (Section 311 of the Code). In this regard, the Subscription Rights may be taxed partially or entirely at ordinary income tax rates.

(10) The creation of the liquidation account on the records of stock Bank will have no effect on mutual Bank’s or stock Bank’s taxable income, deductions, or tax bad debt reserve.

(11) A depositor’s basis in his Deposit Account(s) of stock Bank will be the same as the basis of his Deposit Account(s) in mutual Bank. (Section 1012 of the Code). The basis of the Subscription Rights will be zero unless they have a taxable value. The basis of the interest in the liquidation account of stock Bank received by Eligible Account Holders and Supplemental Eligible Account Holders will be zero.

(12) The basis of Holding Company Common Stock to its shareholders will be the purchase price thereof subject to possible adjustment in cases where the distribution of Subscription Rights have taxable value. (Section 1012 of the Code).

(13) A shareholder’s holding period for Holding Company Common Stock acquired through the exercise of the Subscription Rights shall begin on the date on which the Subscription Rights are exercised. (Section 1223(6) of the Code.) The holding period for the Holding Company Common Stock purchased pursuant to the Syndicated Community Offering, Public Offering or under other purchase arrangements will commence on the date following the date on which such stock is purchased. (Rev. Rul. 70-598, 1970-2 C.B. 168).

The above opinions are effective to the extent that each of mutual and stock Bank is solvent. No opinion is expressed about the tax treatment of the transaction if mutual or stock Bank is insolvent. Whether or not mutual or stock Bank is solvent will be determined at the end of the taxable year in which the transaction is consummated.

December 20, 2007

No opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Code and Income Tax Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

Respectfully submitted,

SILVER, FREEDMAN & TAFF, L.L.P.